Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-1) and related Prospectus of Seanergy Maritime Holdings Corp. for the registration of 7,031,183 common shares, 955,730 common shares issuable upon exercise of an outstanding pre-funded warrant, 7,986,913 common shares issuable upon exercise of an outstanding common share purchase warrant and 32,262,501 common shares issuable upon conversion of outstanding convertible notes and to the incorporation by reference therein of our report dated March 5, 2020, with respect to the consolidated financial statements and the financial statement schedule of Seanergy Maritime Holdings Corp. included in its Annual Report (Form 20-F) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Certified Auditors Accountants S.A.

Athens, Greece
February 19, 2021